EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended
	March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income (loss) from continuing operations before tax	$74,509	$17,358	$(94,230)	$439,587	$264,656	$208,633	$308,197
Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(349)	623	907	(1,418)	1,321	5,696	4,762
Amortization of capitalized interest	505	481	4,096	1,839	1,406	1,229	1,204
Interest expense	9,558	8,429	41,883	44,401	42,314	49,037	51,299
Interest portion of rental expense	2,118	2,155	8,527	8,687	7,516	4,950	3,384

Earnings (loss)	$86,341	$29,046	$(38,817)	$493,096	$317,213	$269,545	$368,846

Interest	$9,585	$9,292	$43,660	$47,354	$48,014	$52,318	$51,919
Interest portion of rental expense	2,118	2,155	8,527	8,687	7,516	4,950	3,384

Fixed Charges	$11,703	$11,447	$52,187	$56,041	$55,530	$57,268	$55,303

Ratio of Earnings to Fixed Charges	7.38	2.54	(0.74)	8.80	5.71	4.71	6.67